**BLACK MOMMA TEA & CAFÉ, INC.**

Unaudited Financial Statements For The Period of Inception Through October 25, 2017

October 27, 2017



**Independent Accountant's Review Report**

To Management
Black Momma Tea & Café, Inc.
Dover, DE

We have reviewed the accompanying balance sheet of Black Momma Tea & Café, Inc. as of October 25, 2017, and the related statements of income, retained earnings, and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

***Accountant's Responsibility***

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

***Accountant's Conclusion***

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 27, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**BLACK MOMMA TEA & CAFÉ, INC.**
**BALANCE SHEET**
**OCTOBER 25, 2017**
_____

**ASSETS**

**CURRENT ASSETS**

| | | |
|---|---|---|
| Cash | $ | 873 |
| TOTAL CURRENT ASSETS | | 873 |
| TOTAL ASSETS | | 873 |

**LIABILITIES AND SHAREHOLDER'S EQUITY**

**SHAREHOLDER'S EQUITY**

| | |
|---|---|
| Common Stock (100,000,000 shares authorized, issued, and outstanding, $.00001 par value) | 1,000 |
| Additional Paid in Capital | 1,597 |
| Retained Earnings (Deficit) | (1,724) |
| TOTAL SHAREHOLDER'S EQUITY | 873 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 873 |

**BLACK MOMMA TEA & CAFÉ, INC.**
**INCOME STATEMENT**
**FOR THE PERIOD OF INCEPTION THROUGH OCTOBER 25, 2017**
_____

| | | |
|---|---|---:|
| **Operating Income** | | |
| Revenue | $ | - |
| | | |
| **Operating Expense** | | |
| General & Adminstrative | | 1,200 |
| | | 1,200 |
| | | |
| **Net Income from Operations** | | (1,200) |
| | | |
| **Other  Income (Expense)** | | |
| Organizational Costs | | (524) |
| | | |
| **Net Income** | $ | (1,724) |

**BLACK MOMMA TEA & CAFÉ, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE PERIOD OF INCEPTION THROUGH OCTOBER 25, 2017**
_____

| | | |
|---|---|---:|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ | (1,724) |
| **Net Cash Flows From Operating Activities** | | (1,724) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Change in Contributed Capital | | 2,597 |
| **Net Cash Flows From Investing Activities** | | 2,597 |
| | | |
| **Cash at Beginning of Period** | | - |
| **Net Increase (Decrease) In Cash** | | 873 |
| **Cash at End of Period** | $ | 873 |

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Black Momma Tea & Café, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware, and New York. The Company will develop and operate a café selling beverages and small meals under the Black Momma brand.

The Company will conduct an equity crowdfund offering during the fourth quarter of calendar year 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the States of Delaware, and New York. The Company's tax filings in the State of New York will be subject to review by that State for three years from the original filing date. The Company's annual reports to the State of Delaware will be subject to review by that State for three years from the original filing date.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 27, 2017, the date that the financial statements were available to be issued.